Exhibit 99.1

Volvo Aero Norway To Be Supplier to the General Electric Engine
for the Joint Strike Fighter (JSF)

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 2, 2006--Volvo Aero Norway (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV) has signed an agreement with General Electric to produce two key components for the F136 engine in the US F-35 Joint Strike Fighter (JSF) aircraft. The agreement covers the development phase and that Volvo Aero Norway will be the exclusive supplier of these components.

The components for the F136 engine that Volvo Aero Norway will supply are the aft compressor case and the forward compressor case.

"We are very satisfied with Volvo Aero Norway's continued involvement in the F136 engine program," says Jean Ludon-Rodgers, General Electric FET. "Its expertise within component manufacturing is a valuable addition to the group of renowned international aircraft engine companies that will participate in developing this engine in world class."

"Volvo Aero Norway is highly pleased that General Electric selected us as the supplier of the compressor cases for the F136. The agreement is an important milestone for Volvo Aero Norway," says Reidar Lyse, President of Volvo Aero Norway. "It strengthens the company's position in one of the most important military programs in many years. The components also fit well in the company's strategic product portfolio."

The first components will be delivered during 2007.

The Joint Strike Fighter is expected to be the predominant fighter aircraft in the decades immediately ahead. The estimated sales volume is more than 500 aircraft. The aircraft will be certified with two engines, the F135 from Pratt & Whitney and the F136 from General Electric. Volvo Aero Norway now has contracts with both engine manufacturers.

Earlier, Volvo Aero Norway secured agreements for the low-pressure turbine (LPT) shaft and the intermediate case for Pratt & Whitney's F135.

The order value of the signed agreements is about USD 1.7 M and the entire program could yield up to USD 177 M. The agreements also secure current job positions. In total, Volvo Aero Norway has agreements for the JSF amounting to about USD 2.5 M. The potential order value for the entire program is up to USD 400 M.

Volvo Aero Norway was established in 1981 as a division in KongbergsVapenfabrikk (later Norsk Jetmotor and since1999 Volvo Aero Norway) in conjunction with Norway acquiring the F16. Annually, the company manufacturers and delivers 160 shafts for this engine and will continue to do so for the foreseeable future. This highlights the importance of long-term relations and sustainability in these types of agreements.

November 2, 2006

Editorial information

Key figures, Volvo Aero Norway Annual sales: approx. SEK 950 M Sales, commercial engine programs: approx. 75% Sales, military engine programs: approx. 25% No. of employees: about 450 Owners: Volvo Aero Corporation (78%) and United Technology, PW (22%) Customers: Pratt & Whitney, Snecma, General Electric, US Air Force as well as the air forces in Norway, Denmark, Belgium and the Netherlands.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Aero
Odd Ture Kurverud, +47 928 28 314
Vice President Marketing